UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934 (Amendment No. 4) *

VERONA PHARMA PLC
(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share
(Title of Class of Securities)

925050106
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106
1	NAME OF REPORTING PERSONS Vivo Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,252,688 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,252,688 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,252,688 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The ordinary shares, nominal value £0.05 per share (the “Ordinary Share”) of Verona Pharma plc (the “Issuer”) are held in the form of American Depository Shares (ADS), with each ADS representing eight Ordinary Shares. These securities are held of record by Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Ventures Fund Cayman VII, L.P. as of October 31, 2024. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Ventures Fund Cayman VII, L.P.

(2)	Based on 654,649,358 Ordinary Shares of the Issuer as of October 28, 2024, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2024.

CUSIP No. 925050106
1	NAME OF REPORTING PERSONS Vivo Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,145,544 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,145,544 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,145,544 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	These securities are held of record in the form of ADS by Vivo Opportunity Fund Holdings, L.P., as of October 30, 2024. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 654,649,358 Ordinary Shares of the Issuer as of October 28, 2024, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 4, 2024.

0Item 1	(a)	Name of Issuer

Verona Pharma plc

	(b)	Address of Issuer’s Principal Executive Offices:

3 More London Riverside, London SE1 2RE, United Kingdom

Item 2.	(a)	Name of Person Filing:

Vivo Ventures VII, LLC and Vivo Opportunity, LLC

	(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA, 94301

	(c)	Citizenship:

Vivo Ventures VII, LLC is a Delaware limited liability company.

Vivo Opportunity, LLC is a Delaware limited liability company.

	(d)	Title of Class of Securities:

Ordinary Shares and American Depositary Shares (ADS). For purposes of calculating the percentages in this Amendment No. 4 to Schedule 13G, each ADS represents beneficial ownership of eight Ordinary Shares.

(e)	CUSIP Number:

925050106

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Vivo Ventures VII, LLC beneficially owns 20,252,688 Ordinary Shares. The securities are held of record by Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Ventures Fund Cayman VII, L.P. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Ventures Fund Cayman VII, L.P.

Vivo Opportunity, LLC beneficially owns 8,145,544 Ordinary Shares. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(b)	Percent of class:

Vivo Ventures VII, LLC: 3.1%

Vivo Opportunity, LLC: 1.2%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Vivo Ventures VII, LLC: 20,252,688 Ordinary Shares

Vivo Opportunity, LLC: 8,145,544 Ordinary Shares

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

Vivo Ventures VII, LLC: 20,252,688 Ordinary Shares

Vivo Opportunity, LLC: 8,145,544 Ordinary Shares

(iv) Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Ventures VII, LLC

November 13, 2024
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

November 13, 2024
(Date)

/s/ Kevin Dai
(Signature)

Managing Member
(Title)